February 26, 2025

Michael Bondi
Chief Financial Officer
Comtech Telecommunications Corp.
305 N 54th Street
Chandler, AZ 85226

       Re: Comtech Telecommunications Corp.
           Form 10-K for the Fiscal Year Ended July 31, 2024
           Form 10-Q for the Fiscal Quarter Ended October 31, 2024 File No. 000-07928
Dear Michael Bondi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition, page 60

1. We note from disclosures elsewhere in your filing that for certain contracts you recognize revenue over time under the cost-to-cost method which requires subjective judgment and estimation to determine total costs expected to be incurred at contract completion. You indicate such estimates for significant contracts are reviewed and reassessed at least quarterly and any changes in estimates may impact current period earnings through a cumulative adjustment. You also indicate provisions for estimated losses on uncompleted contracts are made in the period such losses are determined, and on page 67 you indicate that higher expected costs at completion contributed to the decline in gross profit margin in fiscal 2024 for your Satellite and Space
       Communications segment. Please address the following items.
           Tell us whether you have recognized material favorable or unfavorable changes in
 February 26, 2025
Page 2

           estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response.
             Tell us the amount of contract losses recognized during each period presented and the status of material loss contracts.
             Revise your disclosures in future filings to quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.
Financial Statements for the Fiscal Year Ended July 31, 2024
Note 12. Segment Information, page F-40

2. You appear to identify Adjusted EBITDA as your segmental measure of profit or loss.
       In addition to providing this segment measure of profitability for each of your reportable segments in accordance with ASC 280-10-50-22, you present an Adjusted
       EBITDA amount for each of your "Unallocated" column and "Total" column. Please note that ASC 280 requires disclosure of the profitability measure for each segment only, and disclosure of a consolidated Adjusted EBITDA amount is therefore considered a Non-GAAP financial measure and as such should not be disclosed in the notes to the financial statements under the guidance in Item 10(e)(1)(ii)(C) of
       Regulation S-K. Please revise future filings to remove the unallocated and consolidated Adjusted EBITDA amounts.
Form 10-Q for the Fiscal Quarter Ended October 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

3.     We note from the reconciliation of your non-GAAP measures beginning on page 55
       that each of your non-GAAP measures includes an adjustment for an item titled
       "restructuring costs." It appears from your disclosures that your fiscal 2025 restructuring costs include a non-cash inventory write-down of $11.4 million related to certain products that were either discontinued or are being de-emphasized going forward as a result of review of your product portfolio. Please explain to us why you believe that this inventory write-down adjustment does not represent costs that are normal operating costs of the business, or alternatively please revise future filings to remove inventory write-down adjustments from your non-GAAP measures. See
       guidance in Question 100.01 of the SEC Staff   s Compliance & Disclosure
       Interpretations on Non-GAAP Financial Measures. Your disclosures in your earnings release furnished on Form 8-K should be similarly revised.
 February 26, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Thompson at 202-551-3737 or Hugh West at 202-551-3872
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing